Separate Account, Registration Statement and Contracts

INTEGRITY:

Separate Account I 811-04844				Separate Account II 811-07134
333-44876	033-56654	333-102575***	333-166995	033-51268
AnnuiChoice II AnnuiChoice I*	AdvantEdge[1] GrandMasterflex3* Grand Master* IQ 3** IQ** IQ Advisor**	Pinnacle Plus	VAROOM	Pinnacle V Pinnacle IV* Pinnacle III* Select 10 Plus**

NATIONAL INTEGRITY:

Separate Account I 811-04846				Separate Account II 811-07132
333-44892	033-56658	333-102574***	333-167372	033-51126
AnnuiChoice II AnnuiChoice I*	AdvantEdge[1] GrandMasterflex3* Grand Master* IQ 3** IQ** IQ Advisor**	Pinnacle Plus	VAROOM	Pinnacle V Pinnacle IV* Pinnacle III*

*Prior version of contract – no longer sold, but not Great-Wested.
**Separate contract prospectus stacked pursuant to 1995 guidance; subsequently Great-Wested
***Great-Wested

[1] New version of Grand Master line